UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Fund.com, Inc.
(Name of Issuer)
Class A Common Stock, par value $.001
(Title of Class of Securities)

360769 103
(CUSIP Number)

COS Capital Partners I, LLC
Attn.: Jason D. Huntley
102 South Tejon Street, Suite 430
Colorado Springs, Colorado 80903
(719) 339-9660
(Name, Address and Telephone number of Person
Authorized to Receive Notices and Communications)
February 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13f-1(f) or 240.13d-1(g),
check the following box:  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 360769 103				Schedule 13D

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above
		persons (entities only).
			COS Capital Partners I, LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[  ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions).  WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
		Items 2(d) or 2(e). N/A

	6.	Citizenship or Place of Organization.     Colorado, United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
	7.	Sole Voting Power.	9,047,619

	8.	Shared Voting Power.         0

	9.	Sole Dispositive Power.      9,047,619

	10.	Shared Dispositive Power.  0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person.  9,047,619

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions).       N/A

	13.	Percent of Class Represented by Amount in Row (11).   8%


	14.	Type of Reporting Person (See Instructions).       OO




Item 1.	Security and Issuer
This statement on Schedule 13D relates to Class A Common Stock, par value $.001 ("Common Stock") of Fund.com Inc., a Delaware corporation ("Fund.com"). Fund.com's principal executive offices are located at 14 Wall Street, 20th Floor, New York, New York 10005.

Item 2.	Identity and Background
(a)          The name of the reporting person is COS Capital Partners I,
		LLC ("COS").
(b)          The business address of the reporting person is:
	102 South Tejon Street, Suite 430
	Colorado Springs, Colorado 80903

(c)          N/A
(d)          No
(e)          No
(f)           COS is organized in Colorado, United States of America

Item 3.	Source and Amount of Funds or Other Consideration
COS purchased the shares for $1,900,000. The funds used to acquire the shares have come from the working capital of COS.

Item 4.	Purpose of Transaction
All shares of Fund.com were acquired in private transactions for investment purposes. COS granted to Recovery Capital, Inc. ("Recovery Capital") an irrevocable option to purchase COS's shares of Fund.com, exercisable upon written notice on or prior to June 30, 2010. Recovery Capital gave written notice of such exercise to COS prior to June 30, 2010. Additionally, through December
31, 2010, COS has the irrevocable right to sell its shares of Fund.com to Rineon Group, Inc. COS intends to dispose of its shares in one or more transactions prior to December 31, 2010 in compliance with Rule 144.
COS reserves the right to acquire additional securities of Fund.com in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Fund.com securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.
Other than as described above in this Item 4, COS does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item
4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer
	(a)	COS owns 9,047,619 shares of Class A Common Stock
of Fund.com., and such shares represent the beneficial ownership of approximately 8% of the Class A Common Stock of Fund.com issued and outstanding.
	(b)	COS has the sole power to vote and dispose of
		9,047,619 shares of Class A Common Stock.
	(c)	Not Applicable.
	(d)	Not Applicable.
	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer COS granted to Recovery Capital an irrevocable option to purchase COS's shares of Fund.com, exercisable upon written notice on or prior to June 30, 2010. Recovery Capital gave written notice of such exercise to COS prior to June 30,2010. Additionally, through December 31, 2010, COS has the irrevocable right to sell its shares of Fund.com to Rineon Group, Inc.

Item 7.	Material to Be Filed as Exhibits
Agreement dated January 5, 2010, among Fund.com, Huntley Family
Investments, LLC,Recovery Capital, Rineon Group, Inc., and IP
Global Investors, Ltd.



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2010


COS Capital Partners I, LLC
By:	Huntley Family Investments, LLC, as Managing Member


By:		Jason D. Huntley
Name and Title:	Jason D. Huntley, Manager